Exhibit 6.2

NON-BINDING LETTER OF INTENT

This Non-binding Letter of Intent (the “Letter of Intent”) is made between Smash Franchise Partners, LLC (“SFP”) and _TNT Franchise Fund, Inc.____ and/or its designee or assignee (“Prospective Franchisee”) (together, with SFP, each a “Party” and collectively the “Parties”) and sets forth the general terms and conditions of the Parties’ agreement for Prospective Franchisee to purchase one or more Smash My Trash franchises from SFP for operation in certain territories described below (the “Proposed Transaction”). This Letter of Intent contains the non-binding provisions of understanding between SFP and Prospective Franchisee. This Letter of Intent is not intended to, and does not, impose any legal obligations on either Party to proceed with the Proposed Transaction.

The Proposed Transaction requires additional documentation and approvals, including the preparation and approval of one or more final agreements (the "Final Agreements") setting forth the terms and conditions of the Proposed Transaction in further detail. The Final Agreements will be comprised of five (5) Franchise Agreements, applicable State Addenda, and Addenda relating to the terms of the Proposed Transaction contained herein. Before the Final Agreements are reached, the Parties would like to confirm that they share an understanding of the principal terms and conditions of the Proposed Transaction, and that all Parties are willing to proceed in mutual good faith to work toward preparation of the Final Agreements and a closing consistent with the terms stated herein.

The proposed terms and conditions of the Proposed Transaction and Final Agreements are as follows:

1.             Disclosure and Territories.

SFP will provide its franchise disclosure document (“FDD”) to Prospective Franchisee, and Kenny Rose will sign the FDD Receipt Pages as an authorized representative of Prospective Franchisee and also in his individual capacity. The thirty (30) territories sought by Prospective Franchisee are listed below (collectively, the “Territories”). Prospective Franchisee will execute a Franchise Agreement for each of the five (5) states below, and each Franchise Agreement shall be specific to the applicable business operated by Prospective Franchisee in each of the states. To the extent that the Territories are located in certain states that regulate the offer and sale of franchises, SFP will provide to Prospective Franchisee its FDD(s) registered within such states, if different in any way from its FDD used in the majority of the United States, and Kenny Rose will sign the FDD Receipt Pages on any and all FDDs SFP provides to Prospective Franchisee.

Rhode Island	New Hampshire	California	Illinois	New Jersey
Pawtucket	Dover	LA County - 35	Chicago - 14	Newark
Providence	Hampstead	LA County - 38	Chicago - 16	Secaucus
Warwick	Manchester	LA County - 42	Chicago - 27	Edison
Woonsocket	Nashua	LA County - 41	Chicago - 35	Jersey City
	Concord	LA County - 29	Chicago - 2
		LA County - 25	Chicago - 3
		LA County - 26	Chicago - 4
LA County - 37
LA County - 18
LA County - 33
Territories: 4	Territories: 5	Territories: 10	Territories: 7	Territories: 4

2.             Initial Franchise Fee and Smash Trucks.

Upon executing the Final Agreements, Prospective Franchisee shall pay SFP an Initial Franchise fee of $934,500 for thirty (30) Territories. Within thirty (30) days of executing the Final Agreements, Prospective Franchisee shall order eleven (11) Smash Trucks from SFP or an affiliate by paying a deposit of $30,000 per Smash Truck. The Smash Trucks will be allocated as follows:

Rhode Island – 2 New Hampshire – 2 California – 3

Illinois – 2 New Jersey – 2

3.             Development Schedule.

Prospective Franchisee shall adhere to SFP’s standard development schedules for the minimum number of Smash Trucks in operation and minimum monthly Royalty Fees according to the number of Territories in each state as specified in Section 2 of this Letter of Intent. The minimum numbers of Smash Trucks that must be in operation at certain times are set forth below:

	Months After Prospective Franchisee Receives First Smash Truck
Territories	Months 1-12	Months 13-24	Months 25-36	Months 37-48	Months 49-120
1	1	1	1	1	1
2	1	2	2	2	2
3	1	2	3	3	3
4	2	3	4	4	4
5	2	3	4	5	5
6	2	3	4	5	6
7	2	3	5	6	7
8	3	5	7	8	8
9	3	5	7	9	9
10	3	6	8	10	10

For avoidance of doubt, Prospective Franchisee shall have the applicable number of Territories for the above and below tables as follows: four (4) Territories for Rhode Island, five (5) Territories for New Hampshire, ten (10) Territories for California, seven (7) Territories for Illinois, and four (4) Territories for New Jersey. Each state shall be treated as a separate operation for the purposes of determining the minimum number of Smash Trucks Prospective Franchisee must have in operation in each state by certain periods and the minimum monthly Royalty Fees Prospective Franchisee must pay to SFP by certain periods.

	Months after Prospective Franchisee Receives First Smash Truck
Territories	Months 3-5	Months 6-12	Months 13-24	Months 25-36	Months 37-48	Months 49-120
1	$1,500	$2,600	$2,600	$2,600	$2,600	$2,600
2	$1,500	$2,600	$5,120	$5,120	$5,120	$5,120
3	$1,500	$2,600	$5,120	$7,800	$7,800	$7,800
4	$1,500	$2,600	$5,120	$7,800	$10,400	$10,400
5	$1,500	$2,600	$5,120	$7,800	$10,400	$13,000
6	$3,000	$5,120	$7,800	$10,400	$13,000	$15,600
7	$3,000	$5,120	$7,800	$13,000	$15,600	$18,200
8	$3,000	$5,120	$10,400	$15,600	$18,200	$20,800
9	$3,000	$5,120	$10,400	$15,600	$20,800	$20,800
10	$3,000	$5,120	$10,400	$15,600	$20,800	$26,000

Prospective Franchisee shall acknowledge that the delivery of Smash Trucks is subject to certain market and supply chain conditions and, while SFP will endeavor to timely deliver each fully assembled Smash Truck, reasonable delays may occur due to circumstances outside of SFP’s control and SFP shall not be responsible for such reasonable delays.

4.             Broker Commission.

As a franchise broker, FranShares, Inc. will earn a commission based on the Initial Franchise Fee. As a condition to the Proposed Transaction, Kenny Rose will place eighty percent (80%) of his commission into an escrow account (the “Escrowed Funds”). Within thirty (30) days of Prospective Franchisee opening all five (5) franchised businesses, fifty percent (50%) of the Escrowed Funds shall be released to Kenny Rose, and the other fifty percent (50%) of the Escrowed Funds shall be released to Prospective Franchisee for the exclusive purpose of being used as operating capital for current operations across the five (5) franchised businesses.

If Prospective Franchisee fails to open all five (5) franchised businesses by the deadlines contained within each respective franchise agreement due to no fault of Franchisor, one hundred percent (100%) of the Escrowed Funds shall be released to SFP.

Each of the five (5) franchises operated in the five (5) states pursuant to an individual franchise agreement shall be an individual “franchised business” for purposes of this Section 4. Each franchised business shall be required, under each respective franchise agreement, to open for business no later than the earlier of six (6) months after signing the franchise agreement or five (5) days after receiving possession of its first Smash Truck. Prospective Franchisee understands that these timeframes and deadlines create urgency for Prospective Franchisee to immediately order its initial Smash Trucks for each franchised business to avoid unnecessary delays and defaults.

5.             Expenses.

Unless and until otherwise agreed in writing, each Party shall be responsible for and bear all of its own costs and expenses (including any legal, accounting, broker, advisor, banking, or other fees and expenses or prior commitments in respect thereof) incurred in connection with the Proposed Transaction or this Letter of Intent, regardless of whether or not the Proposed Transaction is ultimately consummated. Except for breach of any confidentiality provisions hereof, neither Party shall have any liability to the other Party for any liabilities, losses, damages (whether special, incidental, or consequential), costs, or expenses incurred by the other Party if negotiations between the Parties are terminated in accordance with this Letter of Intent.

6.             Confidentiality.

All negotiations between SFP and Prospective Franchisee shall be confidential and shall not be disclosed with anyone other than the Parties’ respective financial and legal advisors and internal staff of the parties, all of which shall agree to maintain the negotiations in confidence.

7.             Governing Law.

This Letter of Intent shall be governed by the laws of the State of Indiana. The Parties agree that the Indiana Franchise Act and Indiana Deceptive Franchise Practices Act shall not govern this Letter of Intent or the Final Agreements unless the jurisdictional requirements of either act are met.

8.             Nature of Letter of Intent.

The Parties agree that neither this Letter of Intent nor any of the terms contained within this Letter of Intent shall be binding upon either Party and that the purpose of entering into this Letter of Intent is to agree upon certain terms that may or may not be agreed upon at a later date. The Parties further agree that neither this Letter of Intent nor and of the terms contained within this Letter of Intent constitutes the offer of a franchise, which offer shall only be made upon providing Prospective Franchisee with SFP’s franchise disclosure document.

SMASH FRANCHISE PARTNERS, LLC		PROSPECTIVE FRANCHISEE

Signature:	/s/ Justin Haskin	Signature:	/s/ Kenny Rose

Print Name:	Justin Haskin	Print Name:	Kenny Rose

Title:	President	Title:	President

Date:	Jan 18, 2022	Date:	Jan 18, 2022